EXHIBIT 99.1

Innate Pharma Receives Prime Designation From the European Medicines Agency for Lacutamab in Sézary Syndrome

Priority Medicines (PRIME) designation supports the potential for lacutamab to benefit Sézary Syndrome patients in need of new treatment options

MARSEILLE, France, Nov. 13, 2020 (GLOBE NEWSWIRE) -- Innate Pharma SA (Euronext Paris: IPH – ISIN: FR0010331421; Nasdaq: IPHA) ("Innate" or the "Company") today announced that the European Medicines Agency (EMA) has granted PRIME designation to lacutamab, the Company’s proprietary first-in-class anti-KIR3DL2 humanized cytotoxicity-inducing antibody, for the treatment of patients with relapsed or refractory Sézary syndrome (SS) who have received at least two prior systemic therapies.

The PRIME designation is based on efficacy data in relapsed or refractory SS patients from the completed Phase 1 dose escalation and expansion trial, and is supported by safety data in SS patients from both the Phase 1 trial and ongoing Phase 2 TELLOMAK clinical trial. This is the first time PRIME designation has been granted for a potential treatment of any sub-type of T-cell lymphoma.

"We are pleased that the EMA has granted PRIME designation for lacutamab, as Sézary syndrome is the most aggressive form of cutaneous T-cell lymphoma and patients facing advanced disease are in great need of new, targeted treatment options,” said Joyson Karakunnel, MD, Msc, FACP, Executive Vice President and Chief Medical Officer, Innate Pharma. “Lacutamab is an important asset for our Company, and this designation further validates our work to deliver this potentially first-in-class treatment to patients as quickly as possible.”

PRIME designation by the EMA supports the development of promising new medicines that target an unmet medical need. It allows for proactive support from the EMA throughout the clinical development process and enables accelerated assessment. Lacutumab was also awarded Fast Track designation by the U.S. Food and Drug Administration in 2019 for the treatment of adult patients with relapsed or refractory SS who have received at least two prior systemic therapies.

About Sézary Syndrome:
Sézary syndrome is the leukemic variant of cutaneous T-cell lymphoma (CTCL), a heterogeneous group of non-Hodgkin’s lymphomas which arise primarily in the skin. Patients often experience very poor quality of life with severe and debilitating pruritus (chronic itchy skin). Despite recent advancements, SS is associated with a high relapse rate with currently available therapies.

About Lacutamab:
Currently in Phase 2 development, lacutamab (IPH4102) is a proprietary first-in-class anti-KIR3DL2 humanized cytotoxicity-inducing antibody, designed for treatment of CTCL, an orphan disease. This group of rare cutaneous lymphomas of T lymphocytes has a poor prognosis with few therapeutic options at advanced stages.

KIR3DL2 is an inhibitory receptor of the KIR family, expressed by approximately 65% of patients across all CTCL subtypes and expressed by up to 85% of them with certain aggressive CTCL subtypes, in particular, SS. It has a restricted expression on normal tissues. Lacutamab was granted orphan drug designation in the European Union and in the United States for the treatment of patients with CTCL.

About the TELLOMAK Trial:
TELLOMAK is a global, open-label, multi-cohort Phase 2 clinical trial conducted in the United States and Europe. In this clinical trial, lacutamab is being evaluated in patients with advanced t-cell lymphomas (TCL). TELLOMAK is expected to recruit up to 150 patients, with lacutamab evaluated:

  As a single agent in approximately 60 patients with Sézary syndrome who have received at least two prior systemic therapies, including mogamulizumab
  As a single agent in approximately 90 patients with mycosis fungoides (MF) who have received at least two systemic therapies

In patients with MF, the study is designed to evaluate the benefit of lacutamab according to KIR3DL2 expression. The study comprises two cohorts in MF, testing lacutamab in KIR3DL2 expressing and non-expressing patients.  These cohorts follow a Simon 2-stage design that will terminate if treatment is considered futile. The Sézary syndrome cohort of the study could enable the registration of lacutamab in this indication.

The primary endpoint of the trial is objective response rate. Key secondary measures include incidence of treatment emergent adverse events, quality of life, overall response rate, progression-free survival and overall survival.

About Innate Pharma:
Innate Pharma S.A. is a commercial stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s commercial-stage product, Lumoxiti, in-licensed from AstraZeneca in the US, EU and Switzerland, was approved by the FDA in September 2018. Lumoxiti is a first-in class specialty oncology product for hairy cell leukemia. Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate Pharma has been a pioneer in the understanding of natural killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Based in Marseille, France, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.
Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:
This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995.The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company. This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors Innate Pharma Tel.: +33 (0)4 30 30 30 30 investors@innate-pharma.com	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com ATCG Press Marie Puvieux (France) Tel.: +33 (0)9 81 87 46 72 innate-pharma@atcg-partners.com